Exhibit (e)(9)

CHIQUITA BRANDS INTERNATIONAL, INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

GRANT: Chiquita Brands International, Inc., a New Jersey corporation (the “Company”), as of September 8, 2014 (the "Grant Date"), hereby awards to the Grantee named below restricted stock units ("RSUs") representing the right to receive an aggregate of 79,412 shares of the Company’s Common Stock (“Shares”), subject to the vesting provisions and other terms of this Agreement and the Employment Agreement between you and the Company, dated as of October 8, 2012, as amended by the Amendment of Employment Agreement (the "Amendment") effective September 8, 2014 (as amended by the Amendment, the "Employment Agreement"). This Award Agreement is issued under the Chiquita Stock and Incentive Plan (the “Plan”) and represents the award of RSUs required by Section 7 of the Amendment. In the event of a conflict between the terms of the Plan or this Award Agreement (on the one hand) and the terms of the Employment Agreement (on the other hand), the terms of the Employment Agreement shall govern. The RSUs will be renewal grants solely for purposes of Section 5 (other than Section 5(d)) of the Employment Agreement and such Section 5 will apply to the RSUs at all times prior to the Effective Time (as defined in the Amendment). The Shares will be issued at no cost to you on the Vesting Dates set forth below (or upon the other vesting events described below or provided in the Employment Agreement), provided that you remain employed by the Company on the applicable Vesting Date set forth below.

Grantee: Edward F. Lonergan

Number Of Shares	Vesting Date
26,471	October 8, 2015
26,471	October 8, 2016
26,470	October 8, 2017

OTHER VESTING AND FORFEITURE EVENTS:

Notwithstanding the vesting schedule set forth above, if the Effective Time does not occur by October 8, 2015, the RSUs will fully vest on October 8, 2015, subject (except as set forth below) to Grantee's continued employment on such date.

If the Effective Time occurs before October 8, 2015, the RSUs will continue to vest notwithstanding a termination of Grantee's employment at the Effective Time for so long as Grantee is serving as a member of the Board of Directors of the Company (the "Board"). If, at any time during the vesting period of the RSUs at or after either (i) the occurrence of either a Change in Control (as defined in the Employment Agreement) (and without limiting the following paragraph) or (ii) the occurrence of the Effective Time prior to October 8, 2015, Grantee is asked to resign as a member of the Board, is removed from the Board, is not re-nominated and re-elected as a member of the Board, or ceases to serve as a member of the Board due to his death or Disability (as defined in the Employment Agreement), the RSUs will vest in full and be immediately payable.

If, upon or following a Change in Control and during the Term (as defined in the Employment Agreement), the Company terminates Grantee's employment for any reason other than Cause or Disability, or Grantee terminate Grantee's employment for Good Reason (all as defined in the Employment Agreement), then subject to subsection 5(f) of the Employment Agreement and Section 8, Section 12(h) and Section 12(l) thereof, the RSUs shall be immediately fully vested and such awards shall be canceled and settled in cash not later than 15 days following the date of such termination.

Except as otherwise provided above or in the Employment Agreement, unvested RSUs shall terminate upon a termination of Grantee's employment.

DELIVERY OF SHARES UPON VESTING: On the Vesting Date or such earlier date as the RSUs shall vest pursuant to the terms hereof or of the Employment Agreement, the Company will deliver to Grantee a certificate or certificates representing the Shares which vested on such date.

NO RIGHTS AS SHAREHOLDER PRIOR TO VESTING: Prior to the date Shares are issued to Grantee, you will have no rights as a shareholder of the Company with respect to the Shares subject to this award.

APPLICATION OF PLAN TERMS: This restricted stock unit award is made under the Chiquita Stock and Incentive Plan (the “Plan”) and except as otherwise provided in the Employment Agreement, the Plan shall apply to this grant.

TAXES: Grantee must pay all applicable U.S. federal, state, local and foreign taxes resulting from the grant of this award and the issuance of the Shares. The Company has the right to withhold all applicable taxes due from future earnings (including salary, bonus or any other payments), or at Grantee's request, will withhold those taxes by reducing the number of Shares otherwise deliverable under this award. In advance of each date on which the Shares become issuable, Grantee may elect to pay the withholding amounts due by delivering to the Company a number of the Shares that Grantee owns that have a fair market value on that date equal to the amount of the payroll withholding taxes due.

LAWS AND REGULATIONS: No Shares shall be issued under this restricted stock unit award unless and until all legal requirements applicable to the issuance of such Shares have been complied with to the reasonable satisfaction of the Company.

SECTION 409A: This award is intended to be exempt from or comply with the requirements of Section 409A of the Internal Revenue Code.

AMENDMENT: This Award Agreement may not be amended absent your written consent and the written consent of an authorized representative of the Company.

ACKNOWLEDGEMENT: The Company has caused this Award Agreement to be duly executed by its duly authorized officer. To acknowledge receipt and acceptance of this award, please sign and return one copy of this Award Agreement to the Corporate Secretary’s Office.

2

CHIQUITA BRANDS INTERNATIONAL, INC.

/s/ Kevin R. Holland
By: Kevin R. Holland
Title: Executive Vice President and Chief People Officer

/s/ Edward F. Lonergan
Edward F. Lonergan

3